

Winston Z. · 3rd

Founder/CEO - impakt.com

San Francisco Bay Area · **Contact info**

881 followers · **500+** connections

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vSports Impakt

University of California, Berkeley

Activity

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881 followers

Winston Z. reposted this · 3w



Winston Z. reposted this · 3w



Winston Z. reposted this · 1mo



Winston Z. reposted this · 1mo

Invest in Impakt Inc.: Virtual Sports: Fitness is fun, social and free with motion control technology.
wefunder.com · 2 min read

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About

A 3x founder. 2x exits with $0 institutional investment; 100% bootstrapped and organic growth. As the original founder of 3 organizations, held roles as SW developer, HW engineer, sales, marketing, paralegal, design, production, QC, QA, COO, and CEO. 15-years experience building all depts from 0-to-1 and growing from 0-to-200+ staff.   ...see more

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Experience

vSports **Chief Executive Officer**
Impakt · Full-time
Nov 2021 – Present · 1 yr 3 mos

Aeotec **Aeotec Group GmbH**
8 yrs 1 mo

 • **Founder and Chairman**
   Jan 2019 – Present · 4 yrs 1 mo

 • **Founder and CEO**
   Jan 2015 – Jan 2019 · 4 yrs 1 mo

Vice President
Aeon Labs
Jan 2009 – Jan 2015 · 6 yrs 1 mo

FAE
Zensys
Oct 2006 – Oct 2008 · 2 yrs 1 mo

Software Engineer
Quantum3D
2003 – 2006 · 3 yrs

Education

University of California, Berkeley
Bachelor of Science, Electrical Engineering and Computer Science
2000 – 2005

Volunteering

 **Medical Volunteer**
Alta Bates Medical Assoc
Health



Volunteer
Bay Area Rescue Mission
Poverty Alleviation

Skills

Product Management

Endorsed by Jeff Whalen and 1 other who is highly skilled at this

33 endorsements

Product Marketing

30 endorsements

Product Development

Endorsed by Chong Li who is highly skilled at this

25 endorsements

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Languages

English

Mandarin

Causes

Children · Education · Environment · Health · Poverty Alleviation · Science and Technology · Animal Welfare ·
Civil Rights and Social Action · Economic Empowerment · Human Rights · Social Services · Arts and Culture

Interests

Companies   Groups

LinkedIn for Creators
1,373,632 followers

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Aeotec
996 followers

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